UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRIAN ACQUISITION I CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

89582E 10 8
(CUSIP Number)
BRIAN L. SCHORR, ESQ. EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,525,067*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,525,067*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,525,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%**
14	TYPE OF REPORTING PERSON IN

*  Includes 4,690,400 shares of Common Stock and 21,834,667 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,525,067*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,525,067*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,525,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%**
14	TYPE OF REPORTING PERSON IN

*   Includes 4,690,400 shares of Common Stock and 21,834,667 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,525,067*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,525,067*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,525,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%**
14	TYPE OF REPORTING PERSON IN

*   Includes 4,690,400 shares of Common Stock and 21,834,667 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,418,400*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,418,400*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,418,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%**
14	TYPE OF REPORTING PERSON PN

*  Includes 4,690,400 shares of Common Stock and 728,000 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,418,400*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,418,400*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,418,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%**
14	TYPE OF REPORTING PERSON OO

*  Includes 4,690,400 shares of Common Stock and 728,000 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,240,818*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,240,818*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,818*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%**
14	TYPE OF REPORTING PERSON PN

*  Includes 1,074,077 shares of Common Stock and 166,741 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,851,621*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,851,621*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,851,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%**
14	TYPE OF REPORTING PERSON PN

*  Includes 3,334,217 shares of Common Stock and 517,404 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,608*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,608*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,608*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14	TYPE OF REPORTING PERSON PN

*  Includes 93,123 shares of Common Stock and 14,485 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,992*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON PN

*  Includes 20,763 shares of Common Stock and 3,229 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,092,439*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,092,439*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,092,439*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%**
14	TYPE OF REPORTING PERSON OO

*  Includes 4,408,294 shares of Common Stock and 684,145 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,092,439*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,092,439*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,092,439*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%**
14	TYPE OF REPORTING PERSON PN

*  Includes 4,408,294 shares of Common Stock and 684,145 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,608*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,608*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,608*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%**
14	TYPE OF REPORTING PERSON OO

*  Includes 93,123 shares of Common Stock and 14,485 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,992*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON OO

*  Includes 20,763 shares of Common Stock and 3,229 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund II GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,992*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON PN

*  Includes 20,763 shares of Common Stock and 3,229 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

1	NAME OF REPORTING PERSON Trian Acquisition I, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 26-1291812
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,106,667*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,106,667*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,106,667*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%**
14	TYPE OF REPORTING PERSON OO

*  Consists of 21,106,667 Units, each of which is comprised of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $7.00.  The shares of Common Stock issuable upon exercise of any Warrants held by the Filing Persons are not included because the Warrants are not exercisable until after the consummation by the Issuer of a business combination.

** These percentages are calculated based on 115,000,000 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, filed on August 6, 2008.

Common Stock:  CUSIP No. 89582E 10 8

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends and supplements the Schedule 13D dated October 9, 2008 (the “Original Statement”, and as amended hereby, the “Statement”) with respect to the Common Stock, $0.0001 par value per share (the “Shares”), of Trian Acquisition I Corp., a Delaware corporation (the “Issuer”).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Original Statement.

Except as set forth below, there are no changes to the information set forth in the Original Statement.

Items 3 and 5 of the Original Statement are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

Since October 9, 2008, Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Separate Account purchased an aggregate of 2,641,300 Shares and 728,000 Units, each of which consists of one Share and one Warrant to purchase one Share at an exercise price of $7.00.  As of 4:00 p.m., New York City time, on October 14, 2008, the aggregate purchase price of such Shares and Units was $29,515,056.  The source of the funding for the purchase of such Shares and Units was the respective general working capital of the purchasers.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on October 14, 2008, the Filing Persons beneficially owned, in the aggregate, 26,525,067 Shares (including Shares that form a part of the Units), representing approximately 23.1% of the Issuer’s outstanding Shares (based upon the 115,000,000 Shares stated by the Issuer to be outstanding as of August 1, 2008 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and the Sponsor beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,240,818, 3,851,621, 107,608, 23,992 and 21,106,667 Shares (including Shares that form a part of the Units), respectively, except to the extent that other Filing Persons as described in the Original Statement may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Beneficial ownership of 194,361 Shares (including Shares that form a part of the Units) that are directly held in the Separate Account is further described in the Original Statement.

(c) Schedule A hereto sets forth all transactions with respect to the Shares effected since the filing of the Original Statement by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on October 14, 2008.

Common Stock:  CUSIP No. 89582E 10 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008
TRIAN PARTNERS GP, L.P.
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

Common Stock:  CUSIP No. 89582E 10 8

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND II, L.P. By: Trian Partners Parallel Fund II GP, L.P. its general partner By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P. By: Trian Partners Parallel Fund II General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

Common Stock:  CUSIP No. 89582E 10 8

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN FUND MANAGEMENT, L.P.
By: Trian Fund Management GP, LLC, its general partner

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

TRIAN ACQUISITION I, LLC

By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: Member

/s/NELSON PELTZ
NELSON PELTZ

/s/PETER W. MAY
PETER W. MAY

/s/EDWARD P. GARDEN
EDWARD P. GARDEN

Common Stock:  CUSIP No. 89582E 10 8

 Schedule A

The following table sets forth all transactions with respect to the Shares since October 9, 2008 by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 14, 2008.  Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type

Trian Partners Master Fund, L.P.	10/10/08	248,751	8.58	Purchase
	10/10/08	133,615	*	Purchase
	10/13/08	704,530	8.7381	Purchase
	10/13/08	277,180	**	Purchase
	10/14/08	923,926	8.74	Purchase
	10/14/08	106,609	***	Purchase

Trian Partners, L.P.	10/10/08	80,164	8.58	Purchase
	10/10/08	43,059	*	Purchase
	10/13/08	227,049	8.7381	Purchase
	10/13/08	89,326	**	Purchase
	10/14/08	297,754	8.74	Purchase
	10/14/08	34,356	***	Purchase

Trian Partners Parallel Fund I, L.P.	10/10/08	6,964	8.58	Purchase
	10/10/08	3,471	*	Purchase
	10/13/08	19,725	8.7381	Purchase
	10/13/08	7,760	**	Purchase
	10/14/08	25,868	8.74	Purchase
	10/14/08	2,984	***	Purchase

Trian Partners Parallel Fund II, L.P.	10/10/08	1,553	8.58	Purchase
	10/10/08	834	*	Purchase
	10/13/08	4,399	8.7381	Purchase
	10/13/08	1,730	**	Purchase
	10/14/08	5,769	8.74	Purchase
	10/14/08	665	***	Purchase

TCMG-MA, LLC	10/10/08	12,568	8.58	Purchase
	10/10/08	6,751	*	Purchase
	10/13/08	35,597	8.7381	Purchase
	10/13/08	14,004	**	Purchase
	10/14/08	46,683	8.74	Purchase
	10/14/08	5,386	***	Purchase

* These Shares are included within a corresponding number of Units, each Unit (a “Unit”) consisting of one Share and one Warrant to purchase one Share at a price of $7.00.  Each such Unit was purchased for $8.84.

** These Shares are included within a corresponding number of Units, each of which was purchased for $8.94.

*** These Shares are included within a corresponding number of Units, each of which was purchased for $8.93.